Exhibit 99.1

ALLOT COMMUNICATIONS LTD.

22 Hanagar St., Neve Ne’eman Industrial Zone B, Hod-Hasharon, Israel

January 23, 2007

Dear Shareholder,

        You are cordially invited to attend a special meeting (the “Special Meeting”) of the shareholders of Allot Communications Ltd. (the “Company”) on Wednesday, February 21, 2007, beginning at 17:00 local time, at the offices of the Company at 22 Hanagar St., Neve Ne’eman Industrial Zone B, Hod-Hasharon, Israel.

        The Company’s formal notice of the Special Meeting, published on January 16, 2007, and the Proxy Statement appear on the following pages and describe in detail the matters to be acted upon at the Special Meeting.

        Only shareholders who held ordinary shares of the Company at the close of business on January 17, 2007, are entitled to notice of, and to vote at, the Special Meeting and any adjournments thereof. The Company’s board of directors recommends a vote “FOR” all of the matters set forth in the notice.

        Whether or not you plan to attend the Special Meeting, it is important that your ordinary shares be represented and voted at the Special Meeting. Accordingly, after reading the enclosed Notice of Special Meeting of Shareholders and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

        We look forward to seeing as many of you as can attend the meeting.

Very truly yours, By: /s/ Yigal Jacoby —————————————— Yigal Jacoby Chairman of the Board of Directors

ALLOT COMMUNICATIONS LTD.

22 Hanagar St., Neve Ne’eman Industrial Zone B, Hod-Hasharon, Israel

Tel: 972-9-761-9200

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To be held on February 21, 2007

As originally published on January 16, 2007

        Allot Communications Ltd. (NASDAQ: ALLT) (the “Company”), a leading provider of deep packet inspection (DPI) technology for service optimization, today announced that a special meeting (the “Special Meeting”) of its shareholders will be held on Wednesday, February 21, 2007, at 17:00 pm Israel time, at the offices of the Company at 22 Hanagar St., Industrial Zone B, Hod-Hasharon, Israel. The Special Meeting is being called for the following purposes:

(1)	to elect Ms. Nurit Benjamini and Mr. Hezi Lapid as Outside Directors of the Company in accordance with the requirements of the Israeli Companies Law;

(2)	to approve the compensation of the Outside Directors;

(3)	to approve the compensation of Mr. Eyal Kishon, Mr. Yossi Sela and Mr. Shai Saul, in their positions as directors of the Company; and

(4)	to act upon such other matters as may properly come before the meeting or any adjournment or adjournments thereof.

        In each case, the affirmative vote of the holders of a majority of the voting power represented at the Special Meeting in person or by proxy and voting thereon is necessary for the approval of each proposal. In addition, proposal no. (1) is also subject to the following additional voting requirements:

—	the majority of shares voted at the meeting in favor of the proposal (not including abstentions), includes at least one-third of the shares held by Non-Controlling Shareholders that are voted at the meeting (the “Non-Controlling Shares”); or

—	the total number of Non-Controlling Shares voted against the proposal does not exceed one percent of the aggregate voting rights in the Company.

        Only shareholders of record at the close of business on January 17, 2007 are entitled to notice of, and to vote at, the Special Meeting, or at any adjournment or postponement thereof.

        A proxy statement describing the various matters to be voted upon at the meeting along with a proxy card enabling the shareholders to indicate their vote on each matter will be mailed on or about January 24, 2007, to all shareholders entitled to vote at the Special Meeting. Such proxy statement shall also be filed with the U.S. Securities and Exchange Commission under cover of Form 6-K and will be available on the Company’s website www.allot.com on or about January 24, 2007.

        In accordance with the Israeli Companies Law-1999 and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position paper on its behalf no later than January 27, 2007.

BY ORDER OF THE BOARD OF DIRECTORS By: /s/ Yigal Jacoby —————————————— Yigal Jacoby Chairman of the Board of Directors

Hod-Hasharon, Israel
January 23, 2007

SPECIAL MEETING OF SHAREHOLDERS

General Information

        This proxy statement and the accompanying proxy card are being furnished to the holders of ordinary shares, par value NIS 0.1 per share, of Allot Communications Ltd., an Israeli company (the “Company”), in connection with the solicitation of proxies by the board of directors of the Company, for use at the Special Meeting of Shareholders of the Company to be held on Wednesday, February 21, 2007, beginning at 17:00 local time, at the offices of the Company at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod-Hasharon, Israel (the “Special Meeting”).

The Proxy

        Yigal Jacoby, Rami Hadar and Adi Sapir, or any of them, may be appointed as proxies by the shareholders entitled to vote at the Special Meeting with respect to the matters to be voted upon at the Special Meeting.

        All ordinary shares represented by properly executed proxies delivered to the Company at its offices at 22 Hanagar St., Neve Ne’eman Industrial Zone B, Hod-Hasharon, Israel, Attn: Adi Sapir, CFO, or to its transfer agent prior to the time fixed for the Special Meeting, or presented to the chairperson of the Special Meeting at such meeting, will be voted as specified in the instructions indicated in such proxies. Proxies delivered as aforesaid to the Company or to its transfer agent during the twenty four (24) hours preceding the time fixed for the Special Meeting will be presented to the chairperson of the Special Meeting at such meeting and voted as specified in the instructions included in such proxies. If no instructions are indicated, such proxies will be voted in accordance with the recommendations of the board of directors contained in this proxy statement and in the discretion of the persons named in the proxy card in respect of such other matters as may properly come before the Special Meeting.

Revocation of Proxies

        A shareholder may revoke a proxy in one of the following ways: (1) by written notice delivered to the Company at its offices at 22 Hanagar St., Neve Ne’eman Industrial Zone B, Hod-Hasharon, Israel, Attn: Adi Sapir, CFO, or to its transfer agent at least twenty four (24) hours prior to the time of the Special Meeting canceling the proxy or appointing a different proxy, (2) by written notice delivered at the meeting to the Chairman of the Special Meeting of the revocation of the proxy, or by attending and voting in person at the Special Meeting. Attendance at the Special Meeting will not in and of itself constitute revocation of a proxy.

Shareholders Entitled to Vote – Record Date

        Shareholders of record who held ordinary shares at the close of business on January 17, 2007 (the “Record Date”) are entitled to notice of, and to vote at, the Special Meeting. In addition, shareholders who, as of the Record Date, held ordinary shares through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant list of a securities depository, are considered to be beneficial owners of shares held in street name. These proxy materials are being forwarded to beneficial owners by the bank, broker or other nominee that is considered the holder of record. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the Special Meeting, but may not actually vote their shares in person at the meeting. The bank, broker or other nominee which is a shareholder of record has enclosed a voting instruction card with the proxy materials they forwarded, directing the holder of record how to vote the shares.

        As of the Record Date, there were 20,985,811 ordinary shares issued, outstanding and entitled to vote at the Special Meeting.

Quorum and Voting

        Pursuant to the Company’s Articles of Association, the quorum required for the Special Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least 25% of the Company’s voting power. If a quorum is not present within thirty (30) minutes from the time appointed for the Special Meeting, the Special Meeting shall stand adjourned to the same day at the same time in the following week.

        Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Special Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. If you are a beneficial owner, your bank, broker or other holder of record may be permitted to vote your shares on some of all of the proposals described in this proxy statement even if the record holder does not receive voting instructions from you. In other cases, the record holder may not vote on any of the shareholder proposals absent instructions from you and, without your voting instructions, a broker non-vote will occur.

        In each case, the affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting thereon is required to adopt each proposal. Furthermore, the approval of proposal no. (1) (election of outside directors) is also subject to the following additional voting requirements:

—	the majority of shares voted at the Special Meeting in favor of the proposal (not including abstentions), includes at least one-third of the shares of Non-Controlling Shareholders present at the meeting (the “Non-Controlling Shares”); or

—	the total number of Non-Controlling Shares voted against the proposal does not exceed one percent of the aggregate voting rights in the Company.

        For these purposes, a “Controlling Shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a Controlling Shareholders if it holds one half or more of a any one of the “Means of Control” of the Company. “Means of Control” is defined as any one of the following: (i) the right to vote at a General Meeting of the Company, or (ii) the right to appoint directors of the Company or its Chief Executive Officer. In order for a shareholder’s vote to be counted for the purpose of proposal no. (1) (election of outside directors), the shareholder must indicate on the enclosed proxy card or prior to voting in person at the Special Meeting, whether such shareholder should be considered a Controlling Shareholder of the Company.

        On each matter submitted to the shareholders for consideration at the Special Meeting, only ordinary shares that are voted on such matter will be counted toward determining whether shareholders approved the matter. Ordinary shares present at the Special Meeting that are not voted on a particular matter, or ordinary shares present by proxy where the shareholder properly withheld authority to vote on such matter (including broker non-votes), will not be counted in determining whether such matter is approved by shareholders.

        Each ordinary share is entitled to one vote on each proposal or item that comes before the Special Meeting. If two or more persons are registered as joint owners of any ordinary share, the right to vote at the meeting and/or the right to be counted as part of the quorum thereat shall be conferred exclusively upon the more senior among the joint owners attending the meeting, in person or by proxy. For this purpose, seniority shall be determined by the order in which the names appear in the Company’s Register of Shareholders.

Resolutions of Audit Committee and Board of Directors following Election of Outside Directors under Proposal No. (1) and Prior to Voting on Proposals Nos. (2) and (3)

        Under the Israeli Companies Law, the compensation and other terms of office of directors in a public company require the prior approval of the Company’s audit committee and board of directors. The Israeli Companies Law further provides that the audit committee cannot approve such terms of office unless the Company’s Outside Directors are members of the audit committee at the time of such approval and unless at least one of the Outside Directors is present at the meeting at which the audit committee approves such compensation or other terms.

        Accordingly, assuming the election by the shareholders of the Company of the Outside Directors under proposal no. (1), following such election and prior to the shareholders’ vote on proposals nos. (2) and (3), the audit committee and board of directors of the Company will be convened in order to resolve on the issues presented under proposals nos. (2) and (3).

Voting Results

        The final voting results will be tallied by the Company’s Chief Financial Officer based on the information provided by the Company’s transfer agent or otherwise and will be published following the Special Meeting on Form 6-K.

Proxy Solicitation

        In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies from shareholders by telephone, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed for their reasonable out-of-pocket expenses. The Company may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company. The Company may reimburse the reasonable out-of-pocket expenses of brokerage houses or other nominees or fiduciaries for forwarding proxy materials to, and obtaining authority to execute proxies from, beneficial owners for whose accounts they hold ordinary shares.

PRINCIPAL SHAREHOLDERS

        The following table sets forth certain information regarding the beneficial ownership of ordinary shares by: (1) each person who the Company believes beneficially owns 5% or more of the outstanding ordinary shares, and (2) all of the Company’s directors and executive officers as a group. Beneficial ownership is determined under the rules of the Securities and Exchange Commission (the “SEC”) and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. The percentage ownership of each such person is based on the number of ordinary shares outstanding as of the Record Date and reflects the number of shares underlying options that are exercisable within 60 days from the date of the Record Date. Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

Name	Ordinary Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares

Tamir Fishman Group(1)	2,331,593	11.1%

Gemini Group(2)	2,211,679	10.5%

Genesis Partners(3)	2,028,510	9.7%

Yigal Jacoby(4)	1,874,489	8.5%

Partech International Group(5)	1,280,562	6.1%

Jerusalem Venture Partners(6)	1,060,631	5.1%

Shai Saul(7)	2,331,593	11.1%

Yossi Sela(8)	2,211,679	10.5%

Eyal Kishon(9)	2,028,510	9.7%

Erel Margalit(10)	1,060,631	5.1%

All directors and executive officers as a group	10,688,355	47.7%

(1)	Consists of 1,165,014 shares held by Tamir Fishman Ventures II L.P., 804,842 shares held by Tamir Fishman Venture Capital II Ltd., 155,904 shares held by Tamir Fishman Ventures II (Israel) L.P., 138,310 shares held by Tamir Fishman Ventures II (Cayman Islands) L.P., 54,543 shares held by Tamir Fishman Ventures II CEO Funds (U.S.) L.P. and 12,980 shares held by Tamir Fishman Ventures II CEO Funds L.P.

(2)	Consists of 1,143,448 shares held by Gemini Israel II L.P., 897,119 shares held by Gemini Israel II Parallel Fund L.P., 145,760 shares held by Advent PGGM Gemini L.P. and 25,352 shares held by Gemini Partner Investors L.P.

(3)	Consists of 1,312,770 shares held by Genesis Partners I L.P. and 715,740 shares held by Genesis Partners I (Cayman) L.P.

(4)	Consists of 895,410 shares held by Odem Rotem Holdings Ltd., a company wholly-owned and controlled by Yigal Jacoby, and an option to purchase 481,794 shares held by Odem Rotem Holdings. Also consists of 14,094 shares held directly by Mr. Jacoby, an option held by Mr. Jacoby to purchase 236,712 shares and a right held by Mr. Jacoby to purchase 246,479 shares currently held by a trustee.

(5)	Consists of 469,537 shares held by Partech International Growth Capital I LLC, 533,565 shares held by Partech International Growth Capital III LLC, 224,098 shares held by AXA Growth Capital II L.P., 32,016 shares held by Double Black Diamond II LLC and 21,346 shares held by Multinvest LLC.

(6)	Consists of 1,018,403 shares held by Jerusalem Venture Partners IV L.P., 24,505 shares held by Jerusalem Venture Partners IV (Israel) L.P., 9,125 shares held by Jerusalem Venture Partners Entrepreneurs Fund IV L.P. and 8,598 shares held by Jerusalem Venture Partners IV-A L.P.

(7)	Consists of 2,331,593 shares held by the Tamir Fishman Group. Shai Saul is a managing partner of Tamir Fishman and, by virtue of his position, may be deemed to have voting and investment power, and thus beneficial ownership, with respect to the shares held by the Tamir Fishman Group. Mr. Saul disclaims such beneficial ownership except to the extent of his pecuniary interest therein.

(8)	Consists of 2,211,679 shares held by the Gemini Group. Mr. Sela is a managing partner of Gemini Israel Funds and, by virtue of his position, may be deemed to have voting and investment power, and thus beneficial ownership, with respect to the shares held by the Gemini Group. Mr. Sela disclaims such beneficial ownership except to the extent of his pecuniary interest therein.

(9)	Consists of 2,028,510 shares held by the Genesis Group. Eyal Kishon is a managing partner of Genesis Partners and, by virtue of his position, may be deemed to have voting and investment power, and thus beneficial ownership, with respect to the shares held by the Genesis Group. Mr. Kishon disclaims such beneficial ownership except to the extent of his pecuniary interest therein.

(10)	Consists of 1,060,631 shares held by Jerusalem Venture Partners. Erel Margalit is a managing general partner and, by virtue of his position, may be deemed to have voting and investment power, and thus beneficial ownership, with respect to the shares held by Jerusalem Venture Partners. Mr. Margalit disclaims such beneficial ownership except to the extent of his pecuniary interest therein.

PROPOSAL ONE

ELECTION OF OUTSIDE DIRECTORS
UNDER THE ISRAELI COMPANIES LAW

Background

        As an Israeli company, we are required to have a minimum of two directors who meet certain independence and other criteria established by the Israeli Companies Law-1999 (the “Israeli Companies Law”). These directors are referred to as “Outside Directors.” Outside Directors are required to serve on our audit committee, which was formed in accordance with the Israeli Companies Law and the Nasdaq Listing Rules, and at least one Outside Director is required to serve on each other committee of our board of directors. Under the Israeli Companies Law, the approval of our audit committee is required, among other things, to effect specified actions and transactions between us and our office holders, and between us and our Controlling Shareholders.

        The Israeli Companies Law requires that the Outside Directors be appointed pursuant to an Ordinary Resolution of our shareholders no later than three months from the date of our initial public offering. Each Outside Director serves for one three-year term that may be extended for additional three-year terms or until his term of office has been terminated in accordance with the Israeli Companies Law.

        Two current directors of the Company, Mr. Erel Margalit and Mr. Yosi Elihav, have advised the Company that immediately following the election of the Outside Directors, they will resign from their positions as directors in the Company. The proposed resignations of Messrs. Margalit and Elihav have been accepted by the board of directors of the Company in order to maintain the board of directors of the Company at an effective size after the election of the two Outside Directors. Messrs. Margalit and Elihav serve in class I of the Company’s board of directors and would hold office until the Company’s annual meeting of shareholders to be held in 2007.

        The nominees for Outside Directors are:

        Ms. Nurit Benjamini, aged 40, has served as the Chief Financial Officer of Compugen Ltd. (NASDAQ: CGEN) since 2000. Prior to her position with Compugen Ltd., from 1998 to 2000, Ms. Benjamini served as the Chief Financial Officer of Phone-Or Ltd. Between 1993 and 1998, Ms. Benjamini served as the Chief Financial Officer of Aladdin Knowledge Systems Ltd. (NASDAQ: ALDN). Ms. Benjamini holds a B.A. in Economics and Business and an MBA in Finance, both from Bar Ilan University, Israel.

        Mr. Hezi Lapid, aged 59, currently serves as the Chairman of the boards of director of Surf Communications Solutions Ltd. and Civcom Inc. and as a director of MainNet Communications Ltd. Between 2000 and 2003, Mr. Lapid served as President and Chief Executive Officer of Innowave wireless Systems Ltd. (a subsidiary of ECI Telecom Ltd. (NASDAQ: ECIL)). Prior to that, in 2000 Mr. Lapid served as the Chief Executive Officer of C. Mer Industries Ltd. Between 1995 and 2000, Mr. Lapid held the position of General Manager of the Network Systems Divisions and Corporate Vice President at ECI Telecom Ltd. Mr. Lapid holds a B.Sc. in Electrical Engineering from Ben-Gurion University, Israel and an M.Sc. in Management and Information Systems from Tel Aviv University, Israel.

        Our board of directors has determined that Ms. Benjamini and Mr. Lapid satisfy the requirements for an Outside Director under Israeli Companies Law and the requirements for an independent director under the Nasdaq Listing Rules, and that Ms. Benjamini qualifies as a financial expert under the rules of the Securities and Exchange Commission and as having a financial and accounting expertise under the Israel Companies Law.

Proposed Resolution

        You are being asked to appoint each of Outside Director nominees listed above for a three-year term as provided by the Israeli Companies Law. Election of Outside Directors requires the vote of the holders of a majority of the ordinary shares represented at the Special Meeting in person or by proxy and voted therein, provided that either:

—	one-third of the ordinary shares voted in favor of the resolution are held by Non-Controlling Shareholders; or

—	the total number of shares voted against the election of an Outside Director by such Non-Controlling Shareholder does not exceed one percent of the aggregate voting rights in the company.

        The term “Controlling Shareholder” is defined above in page 5 of this Proxy Statement under “General Information.” For additional information regarding the shareholders of the Company as of the Record Date, see “Principal Shareholders” on page 8 of this Proxy Statement. In order to be counted for voting on this proposal one, a shareholder must indicate on the enclosed proxy card or prior to voting in person at the Special Meeting, whether such shareholder should be considered a Controlling Shareholder of the Company.

        Resolution

        At the Special Meeting, it is proposed that the following resolutions be adopted:

        “1A. RESOLVED, that Ms. Nurit Benjamini be elected as an outside director of the Company.

        1B. RESOLVED, that Mr. Hezi Lapid be elected as an outside director of the Company.”

Board Recommendation

        The board of directors recommends that the shareholders vote “FOR” the adoption of this resolution.

PROPOSAL TWO

Compensation of the Outside Directors

Background

        An Outside Director is entitled to compensation as provided in regulations promulgated under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with services provided as an Outside Director. The regulations provide three alternatives for cash compensation to outside directors: (1) a fixed amount determined by the regulations, (2) an amount within a range contained in the regulations, or (3) an amount proportional to the amount paid to the other directors of the company, provided that such proportional amount (A) if compensation is granted to at least two directors of the company who are not Controlling Shareholders of the company and do not fill any other function in the company or in an entity that controls or is under common control with the company (“Other Directors”) then the compensation to an Outside Director may not be lower than the compensation granted to all such Other Directors, and (B) may not exceed the average compensation granted to all such Other Directors. An Outside Director is also entitled to reimbursement of expenses as set forth in the regulations.

        A company may also issue shares or options to an Outside Director, in addition to cash compensation, provided that: (A) such shares or options must be granted as part of a compensation plan for all directors, office holders and directors who are not outside directors, and (B) if shares or options are granted to at least two Other Directors then the amount of shares or options granted to an Outside Director may not be lower than the amount of shares or options granted to any such Other Director and may not exceed the average amount granted to all such Other Directors. Compensation determined in any manner (other than cash compensation at the fixed amount determined by the regulations) requires the approval of a company’s shareholders. All outside directors must receive identical compensation.

        Our audit committee and board of directors considered market practices in Israel with respect to compensation of outside directors of Israeli companies whose shares are traded in the United States, as well as the scope of service required, the responsibilities involved, the need to attract and retain highly-qualified candidates and other relevant factors.

Proposed Resolution

        You are requested to adopt the following resolution:

        “RESOLVED, that the following compensation to each Outside Director of the Company is approved: (a) options to purchase 15,000 ordinary shares of the Company, vested over a period of 3 years, such that 1/12 of the options shall vest at the end of each 3-month period from the date of their grant, which shall be the first trading day after the date of the approval of the grant by the Special Meeting and with an exercise price equal to the closing sale price of an ordinary share of the Company as quoted on the Nasdaq Global Market on the date of grant; and (b) an annual payment of US$10,000, to be paid in four equal installments of $2,500 at the beginning of each calendar quarter with respect to the preceding quarter (with a pro-rata payment for the first and last calendar quarters of service, to the extent the Outside Director did not serve as such during the entire calendar quarter).”

        The affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting thereon is required to adopt this resolution.

Board Recommendation

        The board of directors recommends that the shareholders vote “FOR” the adoption of this resolution.

PROPOSAL THREE

Compensation of Other Directors

Background

        The Company, based upon the recommendation of its audit committee and the authorization of its board of directors, is submitting for approval the compensation of non-employee directors as described herein. The audit committee and board of directors considered market practices in Israel with respect to compensation of directors in Israeli companies whose shares are traded in the United States, as well as the scope of service required, the responsibilities involved, the need to retain highly-qualified candidates and other relevant factors.

Proposed Resolution

        You are requested to adopt the following resolution:

        “RESOLVED, to grant to each of Eyal Kishon, Yossi Sela and Shai Saul options to purchase 15,000 ordinary shares of the Company, vested over a period of 3 years, such that 1/12 of the options shall vest at the end of each 3-month period from the date of their grant, which shall be first trading day after the date of approval of the grant by the Special Meeting and with an exercise price equal to the closing sale price of an ordinary share of the Company as quoted on the Nasdaq on the date of grant.”

        The affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting thereon is required to adopt this resolution.

Board Recommendation

        The board of directors recommends that the shareholders vote “FOR” the adoption of this resolution.

OTHER BUSINESS

        The board of directors is not aware of any other matters that may be presented at the Special Meeting other than those mentioned in the attached Notice of Special Meeting of Shareholders. If any other matters do properly come before the Special Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of us and our shareholders.

ADDITIONAL INFORMATION

        We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that we are subject to those proxy rules.

By order of the Board of Directors: By: /s/ Yigal Jacoby —————————————— Yigal Jacoby Chairman of the Board of Directors

Hod Hasharon, Israel
January 23, 2007

SPECIAL MEETING OF SHAREHOLDERS OF

ALLOT COMMUNICATIONS LTD.

February 21, 2007

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

” Please detach along perforated line and mail in the envelope provided. ”

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1A.	TO ELECT OUTSIDE DIRECTORS OF THE COMPANY, EACH FOR ONE THREE-YEAR TERM THAT MAY BE EXTENDED FOR ADDITIONAL THREE-YEAR TERMS OR UNTIL HIS OR HER TERM OF OFFICE HAS BEEN TERMINATED IN ACCORDANCE WITH THE ISRAELI COMPANIES LAW-1999.					FOR	AGAINST	ABSTAIN
				1B.	IN CONNECTION WITH PROPOSAL 1A., PLEASE INDICATE "FOR" IF YOU ARE NOT A "CONTROLLING SHAREHOLDER" OF THE COMPANY AND INDICATE "AGAINST" IF YOU ARE A "CONTROLLING SHAREHOLDER" OF THE COMPANY. IF YOU INDICATE "AGAINST", PLEASE PROVIDE DETAILS.	☐	☐	☐
NOMINEES:
☐	FOR ALL NOMINEES		MS. NURIT BENJAMINI
			MR. HEZI LAPID
☐	WITHHOLD AUTHORITY					FOR	AGAINST	ABSTAIN
	FOR ALL NOMINEES			2.	TO APPROVE THE COMPENSATION OF THE OUTSIDE DIRECTORS.	☐	☐	☐

☐	FOR ALL EXCEPT					FOR	AGAINST	ABSTAIN
	(See instructions below)			3.	TO APPROVE THE COMPENSATION OF MR. EYAL KISHON, MR. YOSSI SELA AND MR. SHAI SAUL, IN THEIR POSITIONS AS DIRECTORS OF THE COMPANY.	☐	☐	☐

Please note for Item 1B on the vote instruction form, a vote "FOR" would indicate a that you are NOT a "Controlling Shareholder" of the Company, and a vote "AGAINST" would indicate that you are a "Controlling Shareholder" of the Company. If a choice is not specified, this proxy will be voted "FOR" Item 1B. indicating that you are NOT a "Controlling Shareholder". Please take a moment to ensure that you have answered Item 1B correctly.

INSTRUCTION:	To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: ˜

The proxy will be voted as specified. If a choice is not specified, this proxy will be voted "FOR" proposals 1A, 2 and 3, and "FOR" Item 1B, and in the discretion of the proxies with respect to all other matters which may properly come before the meeting and any and all adjournments thereof.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.			☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

PROXY
ALLOT COMMUNICATIONS LTD.
SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD FEBRUARY 21, 2007
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

        The undersigned hereby appoints Yigal Jacoby, Rami Hadar and Adi Sapir, and each or any of them, proxies of the undersigned, with full power of substitution to vote all of the shares of Allot Communications Ltd., an Israeli corporation (the "Company"), which the undersigned may be entitled to vote at the Special Meeting of shareholders of the Company to be held at the offices of the Company at 22 Hanagar St., Neve Ne'eman Industrial Zone B, Hod-Hasharon Israel, on Wednesday, February 21, 2007, at 17:00 (local time) or at any adjournment or postponement thereof, as shown on the voting side of this card.

(Continued and to be signed on the reverse side.)